

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 7, 2007

By facsimile to (515) 323-8577 and U.S. Mail

Mr. Daniel H. Arnold
Chairman
MinnErgy, LLC
4455 Theurer Boulevard, P.O. Box 186
Winona, MN 55987

Re: MinnErgy, LLC
       Pre-effective Amendment 1 to Registration Statement on Form SB-2
       Filed July 27, 2007
       File No. 333-142928

Dear Mr. Arnold:

We reviewed the filing and have the comments below.

Risk Factors, page 12

1.   Disclosure in the eighth risk factor on page 14 that investors will incur immediate
       dilution of $0.04 in the net tangible book value per unit if the minimum number of units
       is sold and $0.03 in the net tangible book value per unit if the maximum number of units
       is sold is inconsistent with disclosure in the dilution section on page 31 that investors will
       incur immediate dilution of $0.05 in the net tangible book value per unit if the minimum
       number of units is sold and $0.04 in the net tangible book value per unit if the maximum
       number of units is sold. Please reconcile the disclosures.

Waste Water National Pollutant Discharge Elimination System Permits, page 83

2.   Disclosure in this section prior to this amendment stated that the quality and quantity of
       the water source and specific requirements imposed by the Minnesota Environmental
       Protection Division for discharge will materially affect your financial performance. This

disclosure has been removed and your supplemental response states that you do not expect your compliance with the requirements for these permits will materially affect your financial performance. Please clarify for us why your expectations in this regard have changed. If permitting and other requirements of applicable law are expected to materially affect your financial performance, please include appropriate disclosure.

Governors, Executive Officers, Promoters and Control Persons, page 79; Summary of Our Member Control Agreement, page 94

3.   Refer to prior comment 10. Because your disclosure states that the right is terminated if the member elects not to appoint a governor "at any time," it remains unclear whether the right continues indefinitely. Based on disclosure in section 5.3(c) of the second amended and restated member control agreement attached as appendix B to the prospectus and filed as exhibit 3.3 to the registration statement, it appears that the right continues "so long as the appointing Member is the holder of such units." Please revise to clarify.

4.   Your new disclosure suggests that because of the requirement that a majority of the board be elected by members, you will not accept subscriptions for more than $7.5 million from more than six subscribers. Please discuss this feature of your plan of distribution in the summary and the plan of distribution sections of the prospectus. Explain how you will determine whose subscriptions to accept and whose subscriptions to reject if you receive $7.5 million subscriptions from more than six persons. Also include risk factor disclosure that discusses the implications that this limitation may have for your ability to maximize proceeds of your offering or to meet the minimum offering amount.

Note 1. Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-7

5.   We have read your response to prior comment 24 which indicates that you have capitalized costs related to permitting and other land acquisition costs in accordance with paragraph 4 of SFAS 67 and that the plant engineering and site design costs have been capitalized in accordance with paragraph 7 of SFAS 67. Please provide us a breakdown of the costs that you have capitalized as property and equipment as of each balance sheet date and tell us how you have determined each of these items fall under the scope of SFAS 67. Note that SFAS 67 applies to the acquisition, development, construction, selling, and rental costs associated with real estate projects and does not apply to costs directly related to manufacturing, merchandising, or service activities as distinguished from real estate activities or real estate developed by an enterprise for use in its own operations. Therefore, as previously requested, please tell us your basis in the accounting literature for capitalization.

6.   Your response to comment 25 states that you believe that even if the Dakota Minnesota and Eastern Railroad Corporation or DM&E was determined to be a variable interest entity, you are not the primary beneficiary and consolidation would not be required. Please provide us your FIN 46R analysis for DM&E, specifically addressing how you determined that this is not a VIE, you are not the primary beneficiary, and consolidation is not appropriate.

Exhibit Index

7.   Please revise the exhibit index to indicate that exhibit 10.22 was filed with pre-effective amendment 1 to the registration statement.

8.   Please revise the exhibit index to indicate that exhibit 23.2 was filed with the registration statement on May 14, 2007 rather than a pre-effective amendment.

Exhibit 10.22

9.   We note that MinnErgy is requesting confidential treatment for portions of exhibit 10.22. We intend to process concurrently the confidential treatment application and the registration statement. Before requesting acceleration of the registration statement's effectiveness, MinnErgy must resolve any issue concerning the application and file publicly the portions of the exhibit for which it is not requesting confidential treatment.

Closing

        File an amendment to the registration statement in response to the comments. To expedite our review, MinnErgy may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If MinnErgy thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since MinnErgy and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If MinnErgy requests acceleration of the registration statement's effectiveness, MinnErgy should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve MinnErgy from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- MinnErgy may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that MinnErgy provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa N. Rocha, Staff Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Miranda L. Hughes, Esq.
        Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
        666 Grand Avenue, Suite 2000
        Des Moines, IA 50309-2510